SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

New Executive Manager - Investor Relations

Rio de Janeiro, December 19, 2003. – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that as of January 1, 2004, Raul Adalberto de Campos will take over the position of Executive Manager – Investor Relations, replacing Luciana Bastos de Freitas Rachid who is to assume the position of Executive Manager – Financial Planning and Risk Management in the Company.

Raul Campos graduated in economics from the Pontifícia Universidade Católica of Rio de Janeiro, has a master’s degree from The American University, and a doctorate from George Washington University pending completion. Raul Campos has already had experience in the Investor Relations area, holding the position of Manager – Variable Income Investors since November 2002 following the closure of Petrobras’s London office, which he headed for a two year period.

His professional experience, which began with a period at the Banco Nacional de Habitação (the National Mortgage Bank), includes occupying positions at the International Bank for Reconstruction and Development (IBRD), and the now discontinued Petrobras subsidiaries, Braspetro and Interbras, where he held the position of Director from 1979 to 1984. Mr. Campos has also had experience in the private sector as a Director of trading companies and as a consultant, including consultancy work for the World Bank.

Having rejoined Petrobras in 1993, he worked in various managerial positions in the financial area as Deputy General Manager between 1998 and 1999 and, subsequently, Executive Manager for the Project Finance area until his appointment to the London office.

With his background, experience of the Company and his knowledge of its shareholder and investor base, Mr. Campos will bring continuity to the work of increasing the transparency and improving the communication channels with the market. Additionally, his dynamism and creativity will be instrumental in implementing new projects for further upgrading Petrobras’s relationship with all its investors, whether institutional or individual, in Brazil and overseas.

http://www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.